Exhibit 11

                           QUEENS COUNTY BANCORP, INC.

                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

                                                          Three Months Ended         Six Months Ended
                                                          ------------------         ----------------
                                                               June 30,                  June 30,
(in thousands, except per share data)                    2000          1999         2000        1999(1)
--------------------------------------------------------------------------------------------------------
Net income                                               $7,770       $7,449      $15,364      $15,686

Weighted average common shares outstanding               17,610       18,678       17,679       18,618

Earnings per common share                                 $0.44        $0.40        $0.87        $0.84

Weighted average common shares outstanding               17,610       18,678       17,679       18,618

Additional dilutive shares using average market
     value for the period when utilizing the
     Treasury stock method regarding stock options          187          534          190          518
                                                        -------      -------      -------      -------

Total shares for diluted earnings per share              17,797       19,212       17,869       19,136
                                                        =======      =======      =======      =======

Diluted earnings per common share
     and common share equivalents                         $0.44        $0.39        $0.86        $0.82
                                                        =======      =======      =======      =======

(1) 1999 data reflects a $1.1 million, or $0.06 per share, gain stemming from the reversal of $2.0 million from the allowance for loan losses in the first quarter.